
CNB
CORPORATION
2003 Annual Report
04025823
12-31-03
ARS
PROCESSED
APR 14 2004
THOMSON FINANCIAL
100th
Anniversary

FINANCIAL HIGHLIGHTS

(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	2003	2002	2001
Operating Income	$ 36,583	$ 36,807	$ 39,300
Operating Expense	25,421	26,212	30,053
Operating Earnings	11,162	10,595	9,247
Income Taxes	3,497	3,413	2,812
Net Income	$ 7,665	$ 7,182	$ 6,435
Earnings Per Share of Common Stock	$ 10.68	$ 10.02	$ 9.00
Return on Stockholders' Equity	11.86 %	12.19%	12.25%
Return on Average Assets	1.29 %	1.31%	1.28%
Cash Dividend Paid Per Share	$ 4.00	$ 3.75	$ 3.50
AT YEAR END			
Assets	$ 599,978	$ 569,490	$ 505,725
Loans (Less Allowance for Loan Losses)	357,510	321,467	292,844
Investments	191,575	180,413	162,106
Deposits	503,113	468,309	410,643
Allowance for Loan Losses	4,524	4,155	3,763
Stockholders' Equity	64,623	61,125	53,996
Shares Authorized	1,500,000	1,500,000	1,500,000
Shares Outstanding	717,409	717,295	716,112
Number of Shareholders	736	725	723
Book Value Per Share	$ 90.08	$ 85.22	$ 75.40
Loans to Deposits Ratio	71.96 %	69.53%	72.23%
Loans to Assets Ratio	60.34 %	57.18%	58.65%
Stockholders' Equity to Assets Ratio	10.77 %	10.73%	10.68%
Stockholders' Equity to Loans Ratio	17.85 %	18.77%	18.20%

The Annual Meeting of shareholders will be held in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, at 4:15 P.M., on May 11, 2004. An official notice of meeting, proxy statement and proxy will be mailed to all shareholders on or about April 9, 2004. Only those holders of common stock of the Company of record at the close of business on April 30, 2004, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

The Company will furnish free of charge a copy of the 10-K annual report upon written request to Paul R. Dusenbury, Treasurer, CNB Corporation, P.O. Box 320, Conway, South Carolina 29528.

Certified Public Accountants
Elliott Davis, LLC
Columbia, South Carolina

CONTENTS

THE COMPANY

The Company is a South Carolina business corporation organized for the purpose of becoming a bank holding company for The Conway National Bank (the "Bank").

The Company and its subsidiary, the Bank, are engaged in a general banking business in Horry and Georgetown Counties, South Carolina. The Bank employs approximately 224 full-time-equivalent employees and has twelve banking offices in addition to its Operations and Administrative Center, which is located at 1400 Third Avenue in Conway, South Carolina.

The Company and its subsidiary perform the full range of normal commercial banking functions. Some of the major services provided include checking accounts, NOW accounts, money market deposit accounts, IRA accounts, savings and time deposits of various types, and loans to individuals for personal use, home mortgages, home improvement, automobiles, real estate, agricultural purposes and business needs. Commercial lending operations include various types of credit for business, industry, and agriculture. In addition, the Bank offers safe deposit boxes, wire transfer services, bank money orders, 24-hour teller machines on the STAR Network, internet banking, debit cards, direct deposits, and a MasterCard/Visa program. Through a correspondent relationship the Bank offers discount brokerage services. The Bank does not provide trust services.

CORPORATE INFORMATION

CNB Corporation
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRANSFER AGENT

The Conway National Bank
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRADED

Stock is traded by private transfers. There is no established trading market.

http://www.conwaynationalbank.com

TO OUR SHAREHOLDERS AND FRIENDS:

As we conclude our year-long 100th anniversary celebration, we are pleased to present the 2003 annual report of the financial operations of CNB Corporation and subsidiary, The Conway National Bank. The year 2003 was a very successful year in terms of financial performance and operational achievement for Conway National. Net income totaled $7.7 million, up from $7.2 million earned in 2002. Total assets for the Company closed the year slightly under $600 million, up $30.5 million from $569.5 million at year-end 2002.

Total asset growth in 2003 of 5.4% was primarily funded by a $34.8 million increase in deposits from $468.3 million at December 31, 2002, to $503.1 million at December 31, 2003. This growth in deposits of 7.4% is particularly noteworthy as it represents well diversified growth in traditional core deposits of checking, savings, money market deposit accounts, and certificates of deposit. These increases confirm once again that in periods of uncertainty and historically very low interest rates, many depositors seek banks with strong capital positions and a long history of solid performance.

As we continued to strive to meet the credit needs of our market, loans increased 11.2% from $321.5 million at December 31, 2002, to $357.5 million at December 31, 2003. This good loan growth resulted from steady loan demand throughout 2003 as borrowers capitalized on the 45-year low interest rate environment. Loan demand was primarily centered in residential real estate, commercial real estate, commercial and consumer lending. Investment securities increased 6.2% during 2003, from $180.4 million to $191.6 million, and provided for more than an adequate supply of secondary liquidity. Lending activity has continued at a brisk pace into the first quarter of 2004.

Net income for the year ending December 31, 2003, of $7.7 million represents an annualized return on average assets of 1.29% and an annualized return on average stockholders' equity of 11.86%. These returns compare favorably to industry standards and industry performance in South Carolina and at the national level. In recognition of consistently strong earnings performance, the Board of Directors declared an increase in the per share annual cash dividend from $3.75 to $4.00 in the fourth quarter of 2003.

CNB Corporation's capital position remains strong by all industry measures. Stockholders' equity totaled $64.6 million at December 31, 2003, up 5.7% from $61.1 million at December 31, 2002, resulting in a current book value of $90.08 per share, an increase of 5.7% over the $85.22 book value per share at December 31, 2002. We continue to believe that the Bank's strong capital base will serve well as a foundation to support future growth of operations, to attract deposits, and to enable the Bank to meet the diversified financial needs of our expanding area.

Our local economy in 2003 experienced good performance as it was led by record single family residential real estate construction and record retail sales. Despite a tough year for manufacturing and an apparent national jobless recovery, many economic sectors locally signaled a definite recovery. With interest rates at low levels not seen in 45 years, the real estate sector experienced a continued refinancing and sales boom. The Waccamaw Regional Planning and Development Council's Economic Forecast for 2004 projects further strength in employment, retail sales, accommodations tax revenue, construction, and overall tourism for the Grand Strand region.

The year 2003 was truly a year-long celebration of the 100th Anniversary of banking for The Conway National Bank. Some of the highlights from the anniversary included: Customer Appreciation Day cookouts at 9 offices; CNB hats and visors; 100 tree plantings at schools and parks throughout the County; and a special 100-year logo displayed on checks, advertisements, and printed materials. Stockholders also joined with directors and employees in wearing a commemorative shield lapel pin. The Conway National Bank shield logo, which is displayed on this page, was used in the early years of the Bank; and the shield represents the safety, soundness, and strength that the Bank continues to stand for today.


THE
CONWAY
NATIONAL
BANK

(continued)

One of the major events to commemorate the 100th Anniversary was the October publishing of the book by Dr. Roy Talbert, Jr., *SO MUCH TO BE THANKFUL FOR, The Conway National Bank and the Economic History of Horry County.* Over 5,000 copies have been requested and given through our twelve bank offices and have been extremely well received by the readers. We hope you have received your copy and have enjoyed reflecting on the rich heritage that we all celebrate.

The culmination of the 100th Anniversary celebration was the completion and grand opening on March 2, 2004, of the new 24,000-square-foot Conway Banking Office on Fourth Avenue. The day-long grand opening was surely a day of celebration. We were thankful for the attendance of well over 2,500 who enjoyed good weather, good food, and good fellowship. The photograph on the cover of this annual report shows the beauty and enhancement of customer service represented by this new facility.

On June 2, 2003, we were all saddened by the loss of Director G. Heyward Goldfinch. We wish to remember and express appreciation for his loyal and devoted service to the Bank from 1976-2003. Heyward's tireless service, keen interest in the well-being of families and the community, wisdom, wit, experience, and encouragement will be deeply missed by the Bank, Board, and community.

Our staff of 236 members wishes to thank our customers, shareholders, and directors for your support and involvement in making The Conway National Bank successful. We truly have "so much to be thankful for" and are grateful for our heritage which demands that we remain true to the people, principles, values, and service that have so successfully guided us through our 100 years.

W. Jennings Duncan

W. Jennings Duncan, President
CNB Corporation and
The Conway National Bank

CNB Corporation
QUARTERLY SHAREHOLDER INFORMATION
(All Dollar Amounts, Except Per Share Data, in Thousands)

Summary of Operating Results by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2003	2002	2003	2002	2003	2002	2003	2002
Total Interest Income	$ 7,593	$ 7,648	$ 7,681	$ 7,872	$ 7,567	$ 8,036	$ 7,625	$ 7,788
Total Interest Expense	1,969	2,346	1,868	2,315	1,750	2,303	1,637	2,104
Net Interest Income	5,624	5,302	5,813	5,557	5,817	5,733	5,988	5,684
Provision for Possible Loan Losses	280	275	220	215	250	270	210	225
Total Other Operating Income	1,462	1,352	1,487	1,300	1,654	1,456	1,514	1,355
Total Other Operating Expenses	4,044	3,685	4,168	3,752	4,102	3,914	4,923	4,808
Income Before Income Taxes	2,762	2,694	2,912	2,890	3,119	3,005	2,369	2,006
Income Taxes	854	838	914	889	1,002	976	727	710
Net Income	$ 1,908	$ 1,856	$ 1,998	$ 2,001	$ 2,117	$ 2,029	$ 1,642	$ 1,296
Net Income Per Weighted Average Shares Outstanding	$ 2.66	$ 2.59	$ 2.78	$ 2.79	$ 2.95	$ 2.83	$ 2.29	$ 1.81

Stock Prices and Dividends

As of December 31, 2003, there were approximately 736 holders of record of Company stock. There is no established market for shares of Company stock and only limited trading in such shares has occurred since the formation of the Company on June 10, 1985. Most of the limited trading transactions have been effected through the efforts of officers of the Company in matching interested purchasers with shareholders who have expressed an interest in selling their shares of Company stock. Some private trading of Company stock has occurred without any participation in the transaction by the officers of the Company other than to effect the transfer on the Company's shareholder records. Accordingly, management of the Company is not aware of the prices at which all shares of Company stock have traded. The following table sets forth the prices known to management of the Company at which shares of Company stock have traded in each quarter within the two most recent fiscal years.

	2003		2002	
	High	Low	High	Low
First Quarter	$116.00	$116.00	$107.00	$107.00
Second Quarter	$124.00	$116.00	$110.00	$107.00
Third Quarter	$124.00	$124.00	$110.00	$110.00
Fourth Quarter	$141.00	$124.00	$116.00	$110.00

Holders of shares of Company stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company. The Company paid an annual cash dividend of $4.00 per share in 2003, $3.75 per share in 2002, $3.50 per share in 2001, 2000, 1999, and 1998, $3.00 per share in 1997, 1996, and 1995, $2.00 per share in 1994, 1993, and 1992, $1.50 per share in 1991, and $1.00 per share in the years 1985 through 1990. In addition, the Company may from time to time pay a stock dividend. The Company paid a 20% stock dividend in September 2000, a 25% stock dividend in September 1997, a 20% stock dividend in September 1994, a 50% stock dividend in July 1989, a 20% stock dividend in August 1987, and a 15% stock dividend in November 1985. There can be no assurance, however, as to the payment of dividends by the Company in the future since payment will be dependent upon the earnings and financial condition of the Company and the Bank and other related factors.

CNB Corporation
FINANCIAL SUMMARY
(All Dollar Amounts, Except Per Share Data, in Thousands)

The following table sets forth certain selected financial data relating to the Company and subsidiary and is qualified in its entirety by reference to the more detailed financial statements of the Company and subsidiary and notes thereto included elsewhere in this report.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Selected Income Statement Data:					
Total Interest Income	$ 30,466	$ 31,344	$ 33,963	$ 34,275	$ 31,743
Total Interest Expense	7,224	9,068	14,822	14,825	13,044
Net Interest Income	23,242	22,276	19,141	19,450	18,699
Provision for Possible Loan Losses	960	985	625	820	795
Net Interest Income after Provision for Possible Loan Losses	22,282	21,291	18,516	18,630	17,904
Total Other Operating Income	6,117	5,463	5,337	4,562	4,307
Total Other Operating Expense	17,237	16,159	14,606	13,961	13,030
Income Before Income Taxes	11,162	10,595	9,247	9,231	9,181
Income Taxes	3,497	3,413	2,812	2,920	3,076
Net Income	$ 7,665	$ 7,182	$ 6,435	$ 6,311	$ 6,105
Per Share:					
Net Income Per Weighted Average Shares Outstanding*	$ 10.68	$ 10.02	$ 9.00	$ 8.82	$ 8.53
Cash Dividend Paid Per Share	$ 4.00	$ 3.75	$ 3.50	$ 3.50	$ 3.50
Weighted Average Shares Outstanding*	717,536	716,866	714,618	715,656	716,209
*Restated for a 20% stock dividend issued during 2000.					
Selected Balance Sheet Data:					
Assets	$ 599,978	$ 569,490	$ 505,725	$ 471,076	$ 455,702
Net Loans	357,510	321,467	292,844	291,866	263,690
Investment Securities	191,575	180,413	162,106	131,190	144,019
Federal Funds Sold	1,000	22,000	3,950	9,875	11,150
Deposits:					
Noninterest-Bearing	$ 101,684	$ 100,225	$ 88,995	$ 76,342	$ 72,728
Interest-Bearing	401,429	368,084	321,648	314,388	302,775
Total Deposits	$ 503,113	$ 468,309	$ 410,643	$ 390,730	$ 375,503
Stockholders' Equity	$ 64,623	$ 61,125	$ 53,996	$ 48,606	$ 43,712

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis" is provided to afford a clearer understanding of the major elements of the Company's financial condition, results of operations, liquidity, and capital resources. The following discussion should be read in conjunction with the Company's financial statements and notes thereto and other detailed information appearing elsewhere in this report.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the MD&A under Provision and Allowance for Loan Losses section for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Distribution of Assets and Liabilities

The Company maintains a conservative approach in determining the distribution of assets and liabilities. Loans, net of unearned income, increased 9.8% from $296,607 at December 31, 2001 to $325,622 at December 31, 2002; and 11.2% from December 31, 2002 to $362,034 at December 31, 2003. Loan growth is attributed to overall business development efforts to meet business and personal loan demand in our market area. Loan demand in our market area declined in 2001 due to recessionary pressures coupled with the effects of the September 11 terrorist attacks on consumer confidence but showed signs of recovery in 2002 which continued through 2003. Loans, net of unearned income, decreased as a percentage of total assets from 58.6% at year-end 2001 to 57.2% at year-end 2002 and increased to 60.3% at year-end 2003. Correspondingly, investment securities and federal funds sold increased as a percentage of total assets from 32.8% at year-end 2001 to 35.5% at year-end 2002 and decreased to 32.1% at year-end 2003 as investments have been utilized to balance the growth in loan outstandings. Investments and federal funds sold provide for an adequate supply of secondary liquidity. Year-end other assets as a percentage of total assets increased from 7.3% in 2000 to 8.6% in 2001 due to the purchase of the existing Surfside Beach office site in early 2001 and increased from 7.3% at year-end 2002 to 7.6% at year-end 2003 due to the beginning of construction of a $5.3 million banking office in Conway. Management has sought to build the deposit base with stable, relatively noninterest-rate sensitive deposits by offering the small to medium account holders a wide array of deposit instruments at competitive rates. Noninterest-bearing demand deposits have declined as a percentage of total assets from 17.6% at December 31, 2001 to 16.9% at December 31, 2003. Demand deposits are expected to decline over the long-term as more customers utilize interest-bearing deposit and repo accounts. Interest-bearing liabilities as a percentage of total assets declined from 70.5% at December 31, 2001 to 70.4% at December 31, 2002 but rose to 71.2% at December 31, 2003.

The following table sets forth the percentage relationship to total assets of significant components of the Company's balance sheet as of December 31, 2003, 2002 and 2001:

	December 31,		
	2003	2002	2001
Assets:			
Earning Assets:			
Loans	60.3%	57.2%	58.6%
Investment Securities:			
Taxable	27.8	26.9	26.7
Tax-Exempt	4.1	4.7	5.3
Federal Funds Sold and Securities Purchased Under Agreement to Resell	.2	3.9	.8
Total Earning Assets	92.4	92.7	91.4
Other Assets	7.6	7.3	8.6
Total Assets	100.0%	100.0%	100.0%
Liabilities and Stockholders' Equity:			
Interest-Bearing Liabilities:			
Interest-Bearing Deposits	66.9%	64.6%	63.6%
Federal Funds Purchased and Securities Sold Under Agreement to Resell	4.1	4.6	6.5
Other Short-Term Borrowings	.2	1.2	.4
Total Interest-Bearing Liabilities	71.2	70.4	70.5
Noninterest-Bearing Deposits	16.9	17.6	17.6
Other Liabilities	1.1	1.3	1.2
Stockholders' Equity	10.8	10.7	10.7
Total Liabilities and Stockholders' Equity	100.0%	100.0%	100.0%

Results of Operation

CNB Corporation and subsidiary recognized earnings in 2003, 2002, and 2001 of $7,665, $7,182, and $6,435, respectively, resulting in a return on average assets of 1.29%, 1.31%, and 1.28% and a return on average stockholders' equity of 11.86%, 12.19%, and 12.25%. The earnings were primarily attributable to favorable net interest margins in each period (see Net Income – Net Interest Income). Other factors include management's ongoing effort to maintain other income at adequate levels (see Net Income – Other Income) and to control other expenses (see Net Income – Other Expenses). These strong earnings, coupled with a conservative dividend policy, have supplied the necessary capital funds to support bank operations. Total assets were $599,978 at December 31, 2003 as compared to $569,490 at December 31, 2002 and $505,725 at December 31, 2001. The following table sets forth the financial highlights for fiscal years 2003, 2002, and 2001.

CNB Corporation and Subsidiary
FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

	December 31, 2003	2002 to 2003 Percent Increase (Decrease)	December 31, 2002	2001 to 2002 Percent Increase (Decrease)	December 31, 2001
Net Interest Income after Provision for Loan Losses	$ 22,282	4.7 %	$ 21,291	15.0 %	$ 18,516
Income Before Income Taxes	11,162	5.4	10,595	14.6	9,247
Net Income	7,665	6.7	7,182	11.6	6,435
Per Share (weighted average of shares outstanding)	$ 10.68	6.6	$ 10.02	11.3	$ 9.00
Cash Dividends Declared	2,870	6.7	2,690	7.3	2,507
Per Share	$ 4.00	6.7	$ 3.75	7.1	$ 3.50
Total Assets	$ 599,978	5.4 %	$ 569,490	12.6 %	$ 505,725
Total Deposits	503,113	7.4	468,309	14.0	410,643
Loans	362,034	11.2	325,622	9.8	296,607
Investment Securities	191,575	6.2	180,413	11.3	162,106
Stockholders' Equity	64,623	5.7	61,125	13.2	53,996
Book Value Per Share (actual number of shares outstanding)	$ 90.08	5.7	$ 85.22	13.0	$ 75.40
Ratios (1):					
Return on Average Total Assets	1.29 %	(1.5)	1.31 %	2.3	1.28 %
Return on Average Stockholders' Equity	11.86 %	(2.7)	12.19 %	(.5)	12.25 %

(1) For the fiscal years ended December 31, 2003, 2002, and 2001, average total assets amounted to $592,671, $546,617, and $504,396 with average stockholders' equity totaling $64,650, $58,897, and $52,543, respectively.

NET INCOME

Net Interest Income – Earnings are dependent to a large degree on net interest income, defined as the difference between gross interest and fees earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds.

The Bank maintained net interest margins in 2003, 2002, and 2001 of 4.3%, 4.5%, and 4.2%, respectively, as compared to management's long-term target of 4.5%. The 2001 net interest margin fell to 4.2% due to an unusually rapid decline in market interest rates lowering returns available on loans and investments while interest costs on liabilities did not decline as quickly due to strong competitive pressure. Fully-tax-equivalent net interest income shrank from $19,847 in 2000 to $19,621 in 2001 and grew to $22,859 in 2002 and $23,774 in 2003. During the three-year period, total fully-tax-equivalent interest income decreased by 7.3% from $34,443 in 2001 to $31,927 in 2002 and decreased 2.9% in 2003 to $30,998. Over the same period, total interest expense decreased 38.8% from $14,822 in 2001 to $9,068 in 2002 and decreased 20.3% to $7,224 in 2003. Fully-tax-equivalent net interest income as a percentage of average total earning assets was 4.2% in 2001, 4.5% in 2002, and 4.3% in 2003.

Interest rates paid on deposits and borrowed funds and earned on loans and investments have generally followed the fluctuations in market interest rates in 2003, 2002, and 2001. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the Bank's rate sensitivity position. A rate sensitive asset (RSA) is any loan or investment that can be repriced up or down in interest rate within a certain time interval. A rate sensitive liability (RSL) is an interest paying deposit or other liability that can be repriced either up or down in interest rate within a certain time interval. When a proper balance between RSA and RSL exists, market interest rate fluctuations should not have a significant impact on earnings. The larger the imbalance, the greater the interest rate risk assumed by the Bank and the greater the positive or negative impact of interest rate fluctuations on earnings. The Bank seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-run earning power. The following table sets forth the Bank's static gap rate sensitivity position at each of the time intervals indicated. The table illustrates the Bank's rate sensitivity position on specific dates and may not be indicative of the position at other points in time. Management believes that a rise or fall in interest rates will not materially effect earnings.

Interest Rate Sensitivity Analysis
December 31, 2003

	1 Day	90 Days	180 Days	365 Days	Over 1 to 5 Years	Over 5 Years
Rate Sensitive Assets (RSA)						
Federal Funds Sold	$ 1,000	$ 0	$ 0	$ 0	$ 0	$ 0
Investment Securities	0	23,620	31,000	31,355	90,910	13,406
Loans (net of non-accruals of $351)	113,343	22,625	14,817	14,561	132,126	64,211
Total, RSA	$ 114,343	$ 46,245	$ 45,817	$ 45,916	$ 223,036	$ 77,617
Rate Sensitive Liabilities (RSL)						
Deposits:						
Certificates of Deposit of $100,000 or More	$ 0	$ 37,589	$ 22,833	$ 18,043	$ 4,284	$ 4,226
All Other Time Deposits	0	38,792	35,181	41,699	9,383	3,452
Federal Funds Purchased and Securities Sold Under Repurchase Agreements	24,760	0	0	0	0	0
Federal Home Loan Bank Advances	0	0	0	0	0	0
Total RSL	$ 24,760	$ 76,381	$ 58,014	$ 59,742	$ 13,667	$ 7,678
RSA-RSL	$ 89,583	$ (30,136)	$ (12,197)	$ (13,826)	$ 209,369	$ 69,939
Cumulative RSA-RSL	$ 89,583	$ 59,447	$ 47,250	$ 33,424	$ 242,793	$ 312,732
Cumulative RSA/RSL	1.28	1.59	1.30	1.15	2.04	2.30

NET INCOME (continued)

Provision for Loan Losses – It is the policy of the Bank to maintain the reserve for loan losses at the greater of 1.20% of net loans or the percentage based on the actual loan loss experience over the previous five years. In addition, management may increase the reserve to a level above these guidelines to cover potential losses identified during the ongoing in-house problem loan identification process. The Company includes the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118, in the allowance for loan losses (see NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES). The provision for loan losses was $960 in 2003, $985 in 2002 and $625 in 2001. Net loan charge-offs totalled $591 in 2003, $593 in 2002, and $644 in 2001 with net charge-offs being centered in consumer purpose loans during each period. The reserve for loan losses as a percentage of net loans was 1.27% at December 31, 2003, 1.29% at December 31, 2002, and 1.28% at December 31, 2001. The decreased provision during 2001 was due to a decrease in the rate of loan growth.

Securities Transactions – Net unrealized gains/(losses) in the investment securities portfolio were $4,820 at December 31, 2003, $7,170 at December 31, 2002, and $2,999 at December 31, 2001. The market value of investment securities rose in 2001, 2002, and 2003 as overall market rates declined. Security gains of $169, $183, and $153 were taken in 2001, 2002, and 2003 on sales of $11,213, $6,199, and $6,376 in short-term, available-for-sale securities, respectively. 2001 gains were taken while selling securities near maturity and investing further out on a steeply-sloping yield curve. 2002 and 2003 gains were taken to supplement liquidity.

Other Income – Other income, net of any securities gains/(losses), increased by 2.2% from $5,168 in 2001 to $5,280 in 2002 and grew 13.0% from $5,280 in 2002 to $5,964 in 2003. Other income rose in 2001, 2002, and 2003 due to continued growth in deposit account activity, higher merchant discount income, and increased refinancing volume in the mortgage loan department. Mortgage loan department income is budgeted to show a significant decrease in 2004 as mortgage refinancing is expected to decline.

Other Expenses – Other expenses increased by 10.6% from $14,606 in 2001 to $16,159 in 2002 and 6.7% from $16,159 in 2002 to $17,237 in 2003. The components of other expenses are salaries and employee benefits of $9,282, $10,147, and $10,961; occupancy and furniture and equipment expenses of $1,876, $2,134, and $2,171; and other operating expenses of $3,448, $3,878, and $4,105 for 2001, 2002, and 2003, respectively. The increase in salaries and employee benefits reflects compensation increments, the increased costs of providing employee benefits, and an increase from 210 to 224 full-time equivalent employees over the three-year period. The addition of the North Myrtle Beach office in 2002 impacted occupancy and furniture and equipment expense and noninterest expense should grow in 2004 due to the completion of the new $5.3 million Conway Banking Office.

Income Taxes – Provisions for income taxes increased 21.4% from $2,812 in 2001 to $3,413 in 2002 and increased 2.5% from $3,413 in 2002 to $3,497 in 2003. Income tax liability has increased in 2002 and 2003 as income before income taxes has increased 14.5% and 5.4%, respectively.

LIQUIDITY

The bank's liquidity position is primarily dependent on short-term demands for funds caused by customer credit needs and deposit withdrawals and upon the liquidity of bank assets to meet these needs. The bank's liquidity sources include cash and due from banks, federal funds sold, and short-term investments. In addition, the bank has established federal funds lines of credit from correspondent banks; has the ability, on a short-term basis, to borrow funds from the Federal Reserve System; and has a line of credit from the Federal Home Loan Bank of Atlanta (see NOTE 8–LINES OF CREDIT). The Company has cash balances on hand of $5,282, $5,719, and $5,248 at December 31, 2003, 2002, and 2001 with liabilities, consisting of cash dividends payable, totalling $2,870, $2,690, and $2,507, respectively. Management feels that liquidity sources are more than adequate to meet funding needs.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of business. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to a third party. The Bank may also have outstanding commitments to buy/sell securities. At December 31, 2003, the Bank had issued commitments to extend credit of $39.3 million, standby letters of credit of $.8 million, and no commitments to purchase securities (see NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK). The majority of the commitments and standby letters of credit typically mature within one year and past experience indicates that many of the commitments and standby letters of credit will expire unused. However through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Obligations under noncancelable operating lease agreements totalled $20 thousand at December 31, 2003. These obligations are payable over several years as shown in NOTE 11 – COMMITMENTS AND CONTINGENCIES.

CAPITAL RESOURCES

Total stockholders' equity was $64,623, $61,125, and $53,996 at December 31, 2003, 2002, and 2001, representing 10.77%, 10.73%, and 10.68% of total assets, respectively. At December 31, 2003, the Bank exceeds quantitative measures established by regulation to ensure capital adequacy (see NOTE 15 – REGULATORY MATTERS). Capital is considered sufficient by management to meet current and prospective capital requirements and to support anticipated growth in bank operations.

EFFECTS OF INFLATION

Inflation normally has the effect of accelerating the growth of both a bank's assets and liabilities. One result of this inflationary effect is an increased need for equity capital. Income is also affected by inflation. While interest rates have traditionally moved with inflation, the effect on net income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. In some cases, however, rate increases are delayed on fixed-rate instruments. Loan demand normally declines during periods of high inflation. Inflation has a direct impact on the Bank's noninterest expense. The Bank responds to inflation changes through re-adjusting noninterest income by repricing services.

EFFECTS OF REGULATORY ACTION

Effective March 11, 2000, the Gramm-Leach-Bliley Act of 1999 allows bank holding companies to elect to be treated as financial holding companies which may engage in a broad range of securities, insurance, and other financial activities. At this time, neither the Company nor the Bank plan to enter these new lines of business. The management of the Company and the Bank is not aware of any other current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on liquidity, capital resources, or operations.

ACCOUNTING ISSUES

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. (See NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES).

RISKS AND UNCERTAINTIES

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from interest rate risk inherent in its lending, deposit, and borrowing activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks which the Company manages in the normal course of business, such as credit quality and liquidity risk, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and results of operations (See Net Income – Net Interest Income). Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of the Company's business activities.

[This page intentionally left blank]



Elliott Davis, LLC
Advisors-CPAs-Consultants

ElliottDavis

1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

INDEPENDENT ACCOUNTANTS' REPORT

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited the accompanying consolidated balance sheets of *CNB Corporation and Subsidiary* as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *CNB Corporation and Subsidiary* at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Columbia, South Carolina
January 23, 2004

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(amounts, except share data, in thousands)

	December 31,	
ASSETS	2003	2002
CASH AND DUE FROM BANKS	$ 25,021	$ 25,217
FEDERAL FUNDS SOLD	1,000	22,000
INVESTMENT SECURITIES AVAILABLE FOR SALE	182,210	165,914
INVESTMENT SECURITIES HELD TO MATURITY (fair value $8,516 in 2003 and $13,702 in 2002)	8,081	13,105
OTHER INVESTMENTS, AT COST	1,284	1,394
LOANS	362,034	325,622
Less allowance for loan losses	4,524	4,155
Net loans	357,510	321,467
PREMISES AND EQUIPMENT	17,068	12,449
ACCRUED INTEREST RECEIVABLE	4,358	4,527
OTHER ASSETS	3,446	3,417
	$ 599,978	$569,490
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 101,684	$ 100,225
Interest-bearing	401,429	368,084
Total deposits	503,113	468,309
Securities sold under repurchase agreements	24,760	26,219
United States Treasury demand notes	970	6,509
Other liabilities	6,512	7,328
Total liabilities	535,355	508,365
COMMITMENTS AND CONTINGENT LIABILITIES - Notes 10 and 11		
STOCKHOLDERS' EQUITY		
Common stock - $10 par value; authorized 1,500,000 shares; issued 718,246 shares in 2003 and 2002	7,182	7,182
Capital in excess of par value of stock	34,801	34,783
Retained earnings	20,113	15,318
Accumulated other comprehensive income	2,631	3,944
	64,727	61,227
Less 837 in 2003 and 951 in 2002 shares held in Treasury at cost	104	102
Total stockholders' equity	64,623	61,125
	$ 599,978	$ 569,490

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(amounts, except per share data, in thousands)

	For the years ended December 31,		
	2003	**2002**	**2001**
INTEREST INCOME			
Loans and fees on loans	$ 22,565	$ 22,343	$ 24,967
Investment securities			
Taxable	6,623	7,493	6,778
Nontaxable	1,032	1,131	931
Total interest on investment securities	7,655	8,624	7,709
Federal funds sold	246	377	1,287
Total interest income	30,466	31,344	33,963
INTEREST EXPENSE			
Deposits	6,877	8,458	13,577
Securities sold under repurchase agreements	334	495	1,070
Federal Home Loan Bank advances	-	88	111
United States Treasury demand notes	13	27	64
Total interest expense	7,224	9,068	14,822
Net interest income	23,242	22,276	19,141
PROVISION FOR LOAN LOSSES	960	985	625
Net interest income after provision for loan losses	22,282	21,291	18,516
NONINTEREST INCOME			
Service charges on deposit accounts	3,443	3,212	3,015
Other service and exchange charges	2,521	2,068	2,153
Gain on sale of investment securities available for sale	153	183	169
Total noninterest income	6,117	5,463	5,337
NONINTEREST EXPENSES			
Salaries and wages	8,295	7,761	7,212
Pensions and other employee benefits	2,666	2,386	2,070
Occupancy	1,027	940	853
Furniture and equipment	1,144	1,194	1,023
Examination and professional fees	308	346	218
Office supplies	507	411	447
Credit card operations	1,077	898	863
Other operating expenses	2,213	2,223	1,920
Total noninterest expenses	17,237	16,159	14,606
Income before provision for income taxes	11,162	10,595	9,247
PROVISION FOR INCOME TAXES	3,497	3,413	2,812
Net income	$ 7,665	$ 7,182	$ 6,435
NET INCOME PER SHARE OF COMMON STOCK	$ 10.68	$ 10.02	$ 9.00

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2003, 2002, and 2001
(amounts, except share data, in thousands)

	Common stock		Capital in excess of par value of stock	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total stockholders' equity
	Shares	Amount					
BALANCE, DECEMBER 31, 2000	718,246	$7,182	$34,732	$ 6,898	$ 98	$ (304)	$ 48,606
Net income	-	-	-	6,435	-	-	6,435
Cash dividend declared, $3.50 per share	-	-	-	(2,507)	-	-	(2,507)
Treasury stock transactions, net	-	-	-	-	-	83	83
Gain on sale of treasury stock		-	42	-	-	-	42
Net change in unrealized holding gain, net of income taxes of $891	-	-	-	-	1,337	-	1,337
BALANCE, DECEMBER 31, 2001	718,246	7,182	34,774	10,826	1,435	(221)	53,996
Net income	-	-	-	7,182	-	-	7,182
Cash dividend declared, $3.75 per share	-	-	-	(2,690)	-	-	(2,690)
Treasury stock transactions, net	-	-	-	-	-	119	119
Gain on sale of treasury stock	-	-	9	-	-	-	9
Net change in unrealized holding gain, net of income taxes of $1,672	-	-	-	-	2,509	-	2,509
BALANCE, DECEMBER 31, 2002	718,246	7,182	34,783	15,318	3,944	(102)	61,125
Net income	-	-	-	7,665	-	-	7,665
Cash dividend declared, $4.00 per share	-	-	-	(2,870)	-	-	(2,870)
Treasury stock transactions, net	-	-	-	-	-	(2)	(2)
Gain on sale of treasury stock	-	-	18	-	-	-	18
Net change in unrealized holding gain, net of income taxes of $(875)	-	-	-	-	(1,313)	-	(1,313)
BALANCE, DECEMBER 31, 2003	718,246	$ 7,182	$34,801	$20,113	$2,631	$ (104)	$64,623

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(amounts in thousands)

	For the years ended December 31,		
	2003	2002	2001
NET INCOME	$ 7,665	$ 7,182	$ 6,435
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized holding gains on investment securities available for sale	(1,209)	2,633	1,452
Reclassification adjustments for gains included in net income	(104)	(124)	(115)
COMPREHENSIVE INCOME	$ 6,352	$ 9,691	$ 7,772

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the years ended December 31,		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 7,665	$ 7,182	$ 6,435
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	739	727	650
Provision for loan losses	960	985	625
Provision for deferred income taxes	(255)	(165)	(222)
Loss on disposal of equipment	10	7	-
Gain on sale of investment securities available for sale	(153)	(183)	(169)
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	169	(45)	617
Increase in other assets	(30)	(176)	(265)
Increase (decrease) in other liabilities	135	(489)	(59)
Net cash provided by operating activities	9,240	7,843	7,612
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	6,529	6,382	11,382
Proceeds from maturities and calls of investment securities held to maturity	5,134	7,600	21,510
Proceeds from maturities and calls of investment securities available for sale	80,913	52,050	44,192
Purchases of investment securities available for sale	(105,773)	(79,975)	(105,602)
Proceeds from sales of foreclosed assets	-	64	-
Net increase in loans	(37,003)	(29,750)	(1,667)
Premises and equipment expenditures	(5,368)	(1,898)	(2,140)
Net cash used for investing activities	(55,568)	(45,527)	(32,325)
FINANCING ACTIVITIES			
Dividends paid	(2,690)	(2,507)	(2,502)
Net increase in deposits	34,804	57,666	19,913
Increase (decrease) in securities sold under repurchase agreements	(1,459)	(6,602)	10,254
Repayments of Federal Home Loan Bank advances	-	(1,485)	(165)
Increase (decrease) in United States Treasury demand notes	(5,539)	5,856	(1,181)
Treasury stock transactions, net	16	128	125
Net cash provided by financing activities	25,132	53,056	26,444
Net increase (decrease) in cash and due from banks	(21,196)	15,372	1,731
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	47,217	31,845	30,114
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 26,021	$ 47,217	$ 31,845
CASH PAID FOR			
Interest	$ 7,552	$ 9,699	$ 15,216
Income taxes	$ 3,695	$ 3,623	$ 2,815

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of ***CNB Corporation*** ("the Company") and its wholly-owned subsidiary, The Conway National Bank ("the Bank"). The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The Bank operates under a national bank charter and provides full banking services to customers. The Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the consolidated statements of income for the periods covered. Actual results could differ from those estimates.

Concentrations of credit risk

The Company, through its subsidiary, makes commercial and personal loans to individuals and small businesses located primarily in the South Carolina coastal region. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. Generally, both cash and cash equivalents are considered to have maturities of three months or less, and accordingly, the carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* This statement requires that the Company classify debt securities upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of stockholders' equity (accumulated other comprehensive income) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a method which approximates a level yield. To qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest income

Loans are recorded at their unpaid principal balance. Interest on loans is accrued and recognized based upon the interest method.

The Company accounts for impaired loans in accordance with SFAS No. 114, "*Accounting by Creditors for Impairment of a Loan*". This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Allowance for loan losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance appropriate and adequate to cover losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Advertising expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising, promotional and other business development costs of $504,000, $431,000, and $294,000, were included in the Company's results of operations for 2003, 2002, and 2001, respectively.

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. Under SFAS No. 109, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense, or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statements expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes). Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized.

Reclassifications

Certain amounts in the financial statements for the year ended December 31, 2002 and 2001 have been reclassified, with no effect on net income to be consistent with the classifications adopted for the year ended December 31, 2003.

Net income per share

The Company computes net income per share in accordance with SFAS No. 128, *"Earnings Per Share."* Net income per share is computed on the basis of the weighted average number of common shares outstanding: 717,536 in 2003, 716,866 in 2002, and 714,618 in 2001. The Company does not have any dilutive instruments and therefore only basic net income per share is presented.

Fair values of financial instruments

SFAS No. 107, *"Disclosures About Fair Value of Financial Instruments,"* as amended by SFAS No. 119 and SFAS No. 133, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities available for sale and held to maturity - Fair values for investment securities are based on quoted market prices.

Other investments - No ready market exists for Federal Reserve and Federal Home Loan Bank Stock and they have no quoted market value. However, redemption of this stock has historically been at par value.

Fair values of financial instruments, continued

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term borrowings - The carrying amounts of borrowings under repurchase agreements, federal funds purchased, and U. S. Treasury demand notes approximate their fair values.

Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recently issued accounting standards

In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have any effect on the Company's financial position or results of operations.

Recently issued accounting standards, continued

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have any effect on the Company's financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 2003 and 2002 were approximately $11,823,000 and $10,346,000, respectively.

NOTE 3 - INVESTMENT SECURITIES

The book value, approximate fair value and expected maturities of investment securities are summarized as follows (tabular amounts in thousands):

	December 31, 2003			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Federal Agencies				
Within one year	$ 8,809	$ 174	$ -	$ 8,983
One to five years	149,917	3,484	273	153,128
	158,726	3,658	273	162,111
State, county and municipal				
Within one year	185	1	-	186
One to five years	10,283	522	-	10,805
Six to ten years	6,961	492	-	7,453
Over ten years	288	4	-	292
	17,717	1,019	-	18,736
Mortgage Backed				
Over ten years	1,071	-	19	1,052
CRA Qualified Investment Fund	311	-	-	311
Total available for sale	$ 177,825	$ 4,677	$ 292	$182,210
HELD TO MATURITY				
Federal agencies				
Within one year	$ 2,000	$ 55	$ -	$ 2,055
State, county and municipal				
Within one year	1,562	30	-	1,592
One to five years	3,086	227	-	3,313
Six to ten years	1,433	123	-	1,556
	6,081	380	-	6,461
Total held to maturity	$ 8,081	$ 435	$ -	$ 8,516

NOTE 3 - INVESTMENT SECURITIES, Continued

	December 31, 2002			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Federal Agencies				
Within one year	$ 9,448	$ 230	$ -	$ 9,678
One to five years	122,681	4,885	-	127,566
Six to ten years	10,000	567	-	10,567
	142,129	5,682	-	147,811
State, county and municipal				
One to five years	8,192	340	-	8,532
Six to ten years	8,722	551	-	9,273
	16,914	891	-	17,805
Other				
CRA Qualified Investment Fund	298	-	-	298
Total available for sale	$ 159,341	$ 6,573	$ -	$ 165,914
HELD TO MATURITY				
Federal agencies				
Within one year	$ 2,000	$ 8	$ -	$ 2,008
One to five years	2,002	131	-	2,133
	4,002	139	-	4,141
State, county and municipal				
Within one year	2,675	36	-	2,711
One to five years	4,592	296	-	4,888
Six to ten years	1,836	126	-	1,962
	9,103	458	-	9,561
Total held to maturity	$ 13,105	$ 597	$ -	$ 13,702

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003 (tabular amounts in thousands):

AVAILABLE FOR SALE

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Federal Agencies	$ 28,765	$ 273	$ -	$ -	$ 28,765	$ 273
Mortgage Backed	1,052	19	-	-	1,052	19
Total	$ 29,817	$ 292	$ -	$ -	$ 29,817	$ 292

The Company had no securities in a continuous loss position for more than twelve months.

Investment securities with an aggregate par value of $85,195,000 at December 31, 2003 and $79,880,000 at December 31, 2002 were pledged to secure public deposits and for other purposes.

NOTE 3 - INVESTMENT SECURITIES, Continued

Other Investments, at Cost - The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

The Company's investments in stock are summarized below (tabular amounts in thousands):

	December 31,	
	2003	2002
Federal Reserve Bank	$ 116	$ 116
FHLB	1,168	1,278
	$ 1,284	$ 1,394

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans by major classification (tabular amounts in thousands):

	December 31,	
	2003	2002
Real estate - mortgage	$ 228,556	$ 214,554
Real estate - construction	44,099	28,297
Commercial and industrial	53,559	47,631
Loans to individuals for household, family and other consumer expenditures	32,884	31,953
Agriculture	1,537	1,674
All other loans, including overdrafts	1,399	1,513
	$ 362,034	$ 325,622

The Bank's loan portfolio consisted of $248,691,000 and $234,201,000 in fixed rate loans as of December 31, 2003 and 2002, respectively. Fixed rate loans with maturities in excess of one year amounted to $196,337,000 and $185,966,000 at December 31, 2003 and 2002, respectively. The Bank has an available line of credit from the FHLB. Securing the line is a blanket lien on qualifying 1-4 family mortgages.

Changes in the allowance for loan losses are summarized as follows (tabular amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Balance, beginning of year	$ 4,155	$ 3,763	$ 3,782
Recoveries of loans previously charged against the allowance	291	363	305
Provided from current year's income	960	985	625
Loans charged against the allowance	(882)	(956)	(949)
Balance, end of year	$ 4,524	$ 4,155	$ 3,763

At December 31, 2003 and 2002, non-accrual loans totaled $351,000 and $697,000, respectively. The total amount of interest earned on non-accrual loans was $9,000 in 2003, $19,000 in 2002, and $12,000 in 2001. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $26,000 in 2003, $63,000 in 2002, and $66,000 in 2001. As of December 31, 2003 and 2002, the Company had no impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 is summarized as follows (tabular amounts in thousands):

	2003	2002
Land and buildings	$ 15,866	$ 14,735
Furniture, fixtures and equipment	6,923	6,635
	22,789	21,370
Less accumulated depreciation and amortization	10,092	9,517
	12,697	11,853
Construction in progress	4,371	596
	$17,068	$12,449

Depreciation and amortization of premises and equipment charged to operating expense totaled $739,000 in 2003, $727,000 in 2002 and $650,000 in 2001.

NOTE 6 - DEPOSITS

A summary of deposits, by type, as of December 31 follows (tabular amounts in thousands):

	2003	2002
Transaction accounts	$ 164,802	$ 154,432
Savings deposits	43,897	35,269
Insured money market accounts	78,932	67,974
Time deposits over $100,000	86,975	84,729
Other time deposits	128,507	125,905
Total deposits	$ 503,113	$468,309

Interest paid on certificates of deposit of $100,000 or more totaled $1,929,000 in 2003, $2,448,000 in 2002, and $4,627,000 in 2001.

At December 31, 2003 the scheduled maturities of time deposits are as follows (dollar amounts in thousands):

2004	$ 194,137
2005	11,640
2006	2,027
2007	4,172
2008	3,506
	$215,482

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular amounts in thousands):

	At and for the year ended December 31,	
	2003	2002
Amount outstanding at year end	$24,760	$26,219
Average amount outstanding during year	28,752	27,926
Maximum outstanding at any month-end	32,256	33,091
Weighted average rate paid at year-end	0.96%	1.41%
Weighted average rate paid during year	1.13%	1.66%

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, Continued

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained at The Bankers Bank. Federal Agency securities with a book value of $34,100,000 ($35,341,000 fair value) and $28,235,000 ($30,123,000 fair value) at December 31, 2003 and 2002, respectively, are used as collateral for the agreements.

NOTE 8 - LINES OF CREDIT

At December 31, 2003, the Bank had unused short-term lines of credit totaling $27,000,000 to purchase Federal Funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

The Bank has a demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond. The Bank may borrow up to $7,000,000 under the arrangement at an interest rate of 0.73 percent. The note is secured by Federal Agency securities with a market value of $6,248,500 at December 31, 2003. The amount outstanding under the note totaled $970,000 and $6,509,000 at December 31, 2003 and 2002, respectively.

The Bank also has a line of credit from the FHLB for $89,805,000 secured by a lien on the Bank's qualifying 1-4 family mortgages and the Bank's investment in FHLB stock. Allowable terms range from overnight to 20 years at varying rates set daily by the FHLB. At December 31, 2003 and 2002, respectively, there were no borrowings under the agreement.

NOTE 9 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows (dollar amounts in thousands):

	For the years ended December 31,					
	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$3,795	34.0%	$3,602	34.0%	$ 3,144	34.0%
Increase (decrease) in taxes resulting from:						
Tax exempt interest	(373)	(3.34)	(411)	(3.9)	(352)	(3.8)
State bank tax (net of federal benefit)	229	2.05	215	2.0	193	2.1
Other – net	(154)	(1.38)	7	.1	(173)	(1.9)
Tax provision	$3,497	31.33%	$3,413	32.2%	$2,812	30.4%

NOTE 9 - INCOME TAXES, Continued

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2003	**2002**
Deferred tax assets:		
Allowance for loan losses deferred for tax purposes	$ 1,538	$ 1,407
Other	475	271
Gross deferred tax assets	2,013	1,678
Less valuation allowance	557	626
Net deferred tax assets	1,456	1,052
Deferred tax liabilities:		
Unrealized net gains on securities available for sale	(1,754)	(2,629)
Depreciation for income tax reporting in excess of amount for financial reporting	(359)	(337)
Gross deferred tax liabilities	(2,113)	(2,966)
Net deferred tax liability	**$ (657)**	**$ (1,914)**

The net deferred tax liability is included in other liabilities at December 31, 2003 and 2002.

A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for sale. The related 2003 deferred tax benefit of $875,000 and the 2002 deferred tax expense of $1,672,000 have been recorded directly to stockholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit.

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes (amounts in thousands):

	For the years ended December 31,		
	2003	**2002**	**2001**
Income taxes currently payable			
Federal	$ 3,524	$ 3,252	$ 2,742
State	347	326	292
	3,871	3,578	3,034
Deferred income taxes	(374)	(165)	(222)
Provision for income taxes	**$ 3,497**	**$ 3,413**	**$ 2,812**

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

The contract value of the Bank's off balance sheet financial instruments is as follows as of December 31, 2003 (amounts in thousands):

	Contract amount
Commitments to extend credit	$ 39,308
Standby letters of credit	$ 828

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 2003, the Bank was obligated under a number of non-cancelable operating leases on land used for a branch office and a billboard contract that had initial or remaining terms of more than one year. Future minimum payments under these agreements at December 31, 2003 were (tabular amounts in thousands):

Payable in year ending	Amount
2004	$ 5
2005	4
2006	4
2007	4
2008 and thereafter	3
Total future minimum payments required	$ 20

Lease payments under all operating leases charged to expense totaled $5,000 in 2003, $5,000 in 2002, and $5,000 in 2001. The leases provide that the lessee pay property taxes, insurance and maintenance cost.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

The Company has entered into a construction contract to build a retail banking office and estimated costs will be approximately $5,275,000. The expected date of completion is February 2004.

NOTE 12 - RESTRICTION ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Bank. At December 31, 2003 the Bank's retained earnings were $53,861,000.

NOTE 13 - TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ASSOCIATES

Directors and executive officers of the Company and the Bank and associates of such persons are customers of and had transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Also, included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rates and collateral, as those prevailing at the time for other customers of the Bank, and did not involve more than normal risk of collectibility or present other unfavorable features.

Total loans to all executive officers and directors, including immediate family and business interests, at December 31, were as follows (tabular amounts in thousands):

	December 31,	
	2003	2002
Balance, beginning of year	$ 2,927	$ 1,170
New loans	466	1,970
Less loan payments	2,088	213
Balance, end of year	**$ 1,305**	**$ 2,927**

NOTE 14 - EMPLOYEE BENEFIT PLAN

The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum of one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one-hundred percent of employee contributions up to three percent of employee salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2003, 2002, and 2001, $558,000, $510,000, and $426,000, respectively, were charged to operations under the plan.

Supplemental benefits are provided to certain key officers under The Conway National Bank Executive Supplemental Income Plan (ESI) and the Long-Term Deferred Compensation Plan (LTDC). These plans are not qualified under the Internal Revenue Code. The plans are unfunded. However, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows (dollar amounts in thousands):

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total Capital (to risk weighted assets)	$ 62,255	16.49%	$ 30,197	8.00 %	$ 37,746	10.00%
Tier I Capital (to risk weighted assets)	57,731	15.29	15,098	4.00	22,647	6.00
Tier I Capital (to average assets)	57,731	9.76	23,662	4.00	29,578	5.00
As of December 31, 2002						
Total Capital (to risk weighted assets)	$ 57,264	16.28%	$ 28,140	8.00 %	$ 35,175	10.00 %
Tier I Capital (to risk weighted assets)	53,109	15.10	14,070	4.00	21,105	6.00
Tier I Capital (to average assets)	53,109	9.73	21,823	4.00	27,279	5.00

NOTE 16 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31 (amounts in thousands):

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$25,021	$25,021	$ 25,217	$ 25,217
Federal funds sold	1,000	1,000	22,000	22,000
Investment securities available for sale	182,210	182,210	165,914	165,914
Investment securities held to maturity	8,081	8,516	13,105	13,702
Other investments	1,284	1,284	1,394	1,394
Loans	362,034	362,791	325,622	327,131
FINANCIAL LIABILITIES				
Deposits	503,113	503,549	468,309	468,857
Securities sold under repurchase agreements	24,760	24,760	26,219	26,219
U.S. Treasury demand notes	970	970	6,509	6,509
	Notional Amount	Fair Value	Notional Amount	Fair Value
OFF BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	$ 39,308	$ -	$ 37,518	$ -
Standby letters of credit	828	-	1,052	-
Commitment to purchase securities	-	-	7,000	-

NOTE 17 - PARENT COMPANY INFORMATION

Following is condensed financial information of CNB Corporation (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2003	2002
ASSETS		
Cash	$ 5,282	$ 5,719
Investment in subsidiary	60,362	57,053
Land	1,812	1,006
Other assets	37	37
	$ 67,493	$ 63,815
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 2,870	$ 2,690
Stockholders' equity (net of $104 and $102 of treasury stock)	64,623	61,125
	$ 67,493	$ 63,815

NOTE 17 - PARENT COMPANY INFORMATION, Continued

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
	2003	2002	2001
INCOME			
Dividend from bank subsidiary	$ 3,097	$ 2,903	$ 2,903
EXPENSES			
Sundry	54	53	54
Income before equity in undistributed net income of bank subsidiary	3,043	2,850	2,849
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	4,622	4,332	3,586
Net income	$ 7,665	$ 7,182	$ 6,435

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 7,665	$ 7,182	$ 6,435
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiary	(4,622)	(4,332)	(3,586)
Net cash provided by operating activities	3,043	2,850	2,849
INVESTING ACTIVITIES			
Purchase of land	(806)	-	-
FINANCING ACTIVITIES			
Dividends paid	(2,690)	(2,507)	(2,502)
Treasury stock transactions, net	16	128	125
Net cash used for financing activities	(2,674)	(2,379)	(2,377)
Net increase (decrease) in cash	(437)	471	472
CASH, BEGINNING OF THE YEAR	5,719	5,248	4,776
CASH, END OF THE YEAR	$ 5,282	$ 5,719	$ 5,248

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2003 and 2002 is as follows (amounts, except per share data, in thousands):

	Quarter ended			
2003	March 31	June 30	September 30	December 31
Interest income	$ 7,593	$ 7,681	$ 7,567	$ 7,625
Interest expense	1,969	1,868	1,750	1,637
Net interest income	5,624	5,813	5,817	5,988
Provision for loan losses	280	220	250	210
Net interest income after provision for loan losses	5,344	5,593	5,567	5,778
Noninterest income	1,462	1,487	1,654	1,514
Noninterest expenses	4,044	4,168	4,102	4,923
Income before income taxes	2,762	2,912	3,119	2,369
Income taxes	854	914	1,002	727
Net income	$ 1,908	$ 1,998	$ 2,117	$ 1,642
Net income per share	$ 2.66	$ 2.78	$ 2.95	$ 2.29
Weighted average shares outstanding	718,024	718,002	717,698	716,420

	Quarter ended			
2002	March 31	June 30	September 30	December 31
Interest income	$ 7,648	$ 7,872	$ 8,036	$ 7,788
Interest expense	2,346	2,315	2,303	2,104
Net interest income	5,302	5,557	5,733	5,684
Provision for loan losses	275	215	270	225
Net interest income after provision for loan losses	5,027	5,342	5,463	5,459
Noninterest income	1,352	1,300	1,456	1,355
Noninterest expenses	3,685	3,752	3,914	4,808
Income before income taxes	2,694	2,890	3,005	2,006
Income taxes	838	889	976	710
Net income	$ 1,856	$ 2,001	$ 2,029	$ 1,296
Net income per share	$ 2.59	$ 2.79	$ 2.83	$ 1.81
Weighted average shares outstanding	716,680	716,720	716,746	717,318

[This page intentionally left blank]

Board of Directors:

James W. Barnette, Jr.
Surfside Rent Mart, Inc.

Harold G. Cushman, Jr.
Retired President of Dargan Construction Company

H. Buck Cutts
Retired Attorney

Willis J. Duncan
Chairman of the Board of CNB Corp. and The Conway National Bank

W. Jennings Duncan
President of CNB Corp. and The Conway National Bank

Paul R. Dusenbury
Treasurer of CNB Corp. and Vice President and Cashier of The Conway National Bank

Robert P. Hucks
Executive Vice President of CNB Corp. and The Conway National Bank

Richard M. Lovelace, Jr.
Attorney

John K. Massey
Retired Wholesale Grocer

Howard B. Smith, III
Executive in Residence for the Wall College of Business, Coastal Carolina University

CNB Corporation Officers:

Willis J. Duncan
Chairman of the Board

W. Jennings Duncan
President

Robert P. Hucks
Executive Vice President

Paul R. Dusenbury
Treasurer

Virginia B. Hucks
Secretary

The Conway National Bank Officers:

Willis J. Duncan
Chairman of the Board

W. Jennings Duncan
President

Robert P. Hucks
Executive Vice President

Paul R. Dusenbury
Vice President and Cashier

W. G. Holt, Jr.
Vice President

Marion E. Freeman, Jr.
Vice President

M. Terry Hyman
Vice President

William R. Benson
Vice President

Phillip H. Thomas
Vice President

Raymond Meeks
Vice President

A. Mitchell Godwin
Vice President

Jackie C. Stevens
Vice President

L. Ford Sanders, II
Vice President

Dana P. Arneman, Jr.
Vice President

Betty M. Graham
Vice President

Ernest J. Lareau
Vice President

D. Richard Causey
Vice President

F. Timothy Howell
Vice President

E. Wayne Suggs
Vice President

Bryan T. Huggins
Assistant Vice President

Janice C. Simmons
Assistant Vice President

Patricia C. Catoe
Assistant Vice President

Gail S. Sansbury
Assistant Vice President

W. Michael Altman
Assistant Vice President

Boyd W. Gainey, Jr.
Assistant Vice President

L. Ray Wells
Assistant Vice President

W. Page Ambrose
Assistant Vice President

Roger L. Sweatt
Assistant Vice President

Linda Kay Benton
Assistant Vice President

Virginia B. Hucks
Assistant Vice President

William C. Purvis
Assistant Vice President

Timothy L. Phillips
Assistant Vice President

Helen A. Johnson
Assistant Cashier and Branch Manager

Elaine H. Hughes
Assistant Cashier

Sherry S. Sawyer
Assistant Cashier

Rebecca G. Singleton
Assistant Cashier

Josephine C. Fogle
Assistant Cashier

Gwynn D. Branton
Assistant Cashier

Jeffrey D. Singleton
Assistant Cashier

Debra B. Johnston
Assistant Cashier

Freeman R. Holmes, Jr.
Assistant Cashier

Doris B. Gasque
Assistant Cashier

Carlton A. Terry
Assistant Cashier

James A. Hansen
Assistant Cashier

Joseph D. Richardson, II
Assistant Cashier

Jennie L. Hyman
Assistant Cashier

Tammy S. Scarberry
Assistant Cashier

D. Scott Hucks
Assistant Cashier

T. Kim Sauls
Branch Manager

Janet F. Carter
Branch Manager

The Conway National Bank Managers and Supervisors:

Peggy V. Anderson
Branch Operations Manager

Russell L. Brown
Purchasing Supervisor

Carol M. Butler
Branch Operations Manager

Pamela M. Clifton
Loan Supervisor

Dawn L. DePencier
Loan Supervisor

Sylvia G. Dorman
Branch Operations Manager

Dana M. Gasque
Loan Supervisor

W. Eugene Gore, Jr.
Collection and Recovery Manager

Suzette G. Jackson
Customer Service Manager

Marsha S. Jordan
Loan Supervisor

Caroline P. Juretic
Area Operations Manager

Margaret C. Kamp
Loan Supervisor

Richard H. Lawhon
Loan Supervisor

Steven D. Martin
Network Manager

Ivey J. Onley
Maintenance Supervisor

Joyce Poston
Branch Operations Manager

Catherine A. Silvey
Branch Operations Manager

Karen C. Singleton
Branch Operations Manager

Jackie S. Siratt
Loan Supervisor

Bonita H. Smalls
Customer Service Manager

Wanda A. Tompkins
Cash Operations Manager

Christopher D. Wright
Personnel Supervisor

OPERATIONS & ADMINISTRATIVE CENTER

Christina M. Abrams
Ashley D. Alford
Jonathan M. Ammons
Charles E. Anderson
Jessica C. Anderson
Kristina L. Baker
Penny L. Baker
Harvey C. Barnhill
Angie R. Bell
Almona Beverly
Gwynn D. Branton
Christy L. Broughton
Russell L. Brown
Betty H. Buckwell
Deanna S. Cannon
Patricia C. Catoe
Mary W. Cody
Christina D. Dukes
W. Jennings Duncan
Willis J. Duncan
Paul R. Dusenbury
Regina A. Feagin
Josephine C. Fogle
April L. Fowler
Doris B. Gasque
Mitchell Godwin
Wallace E. Gore, Jr.
Betty M. Graham
Theresa R. Hall
Pamela C. Hamilton
Adrienne W. Harrelson
Mary S. Harrelson
Amanda J. Harrington
Angela H. Hearl
Vickie D. Hearl
Anita C. Hinson
Freeman R. Holmes, Jr.
William G. Holt
F. Timothy Howell
D. Scott Hucks
Robert P. Hucks
Virginia B. Hucks
Bryan T. Huggins
Elaine H. Hughes
Jennie L. Hyman
Renee M. Hyman
Judith M. James
Jonathan L. Jenerette
Gail S. Jordan
Janel T. Jordan
Kendra G. Jordan
Marsha S. Jordan
Jean E. Kadrich
Pamela B. Lane
Ginger E. Lee
Patsy H. Martin
Steven D. Martin
Jennifer M. McClellan
Bradley M. McNeill
Raymond D. Meeks
Sylvia J. Miller
Ivey J. Onley
Vivian C. Perritt
Timothy L. Phillips
John M. Proctor
William C. Purvis
Jessica L. Ray
Elisa L. Richardson
Sara C. Richardson
L. Ford Sanders, II
Lora A. Sanders
Sherry S. Sawyer
Marcie T. Shannon
Catherine J. Shelley
Gary A. Singleton
Rebecca A. Singleton
Jackie S. Siratt
Robin L. Siratt
Patricia D. Sisco
Shonda G. Skipper
Joyce J. Smith
Jackie C. Stevens
E. Wayne Suggs
Roger L. Sweatt
Mary A. Tanner
Phillip H. Thomas
Cynthia D. Townsend
James R. Turner
Sheila F. Worrell
Christopher D. Wright

CONWAY BANKING OFFICE

William M. Altman
William R. Benson
Erica R. Brown
Carol M. Butler
Tammy C. Calder
Sharon L. Carr
Frances E. Carroll
D. Richard Causey
Tyres T. Compton
Emma J. Deberry
Boyd W. Gainey, Jr.
Sheila A. Graham
Cynthia C. Harrelson
Lawanda Hickman
Sue D. Hilbourn
Melissa J. Hinson
M. Terry Hyman
Gloria B. Johnson
Jennifer D. Johnson
Robin A. Johnson
Mary Kristen Lee
Barbara H. Pate
Cynthia J. Richardson
Jennifer K. Richardson
Gail S. Sansbury
Beverly C. Sasser
Bonita H. Smalls
Carlton A. Terry
Lisa B. Thompkins
Amy S. Todd
Wanda A. Tompkins

SURFSIDE BEACH

Linda Kay Benton
Deborah A. Downs
Kimberly A. Fraleigh
Patricia G. Hilliard
LaToya S. Holmes
Connie S. Howard
Helen J. Johnson
Virginia D. Koblitz
Frances L. Kopp
Ernie J. Lareau
Ashlee M. Mitchell
Marilyn B. Oglesby
Sheri L. Polasky
Lisa R. Roupe
Jesse C. Williamson

NORTHSIDE

Carolyn J. Archer
Dawn L. DePencier
Jana E. Gibson
Cheryl Renee Grate
Suzette B. Jackson
Jackie M. Lee
Mellissa G. Norkus

MAIN STREET

Sylvia G. Dorman
Shelba J. Jordan
Geraldine P. Owens

COASTAL CENTRE

Janet F. Carter
Charlotte A. Dunn
Alison L. Faulk
Lori A. Hagerud
Linda F. Smith
David W. Sorrells
Lindsey R. Squires
Dominique J. Vereen
Joann S. Ward

RED HILL

Angela D. Allen
Amber M. Alsdorf
Amy N. Bryant
Patty J. Elvis
Vicky D. Grissett
Jennifer A. Pruett
Janice C. Simmons
Karen C. Singleton
Summer N. Tyler

SOCASTEE

Stacey Chapman-Farnsworth
Renee L. Geist
Caren E. Harmon
Pamela A. Lampley
Richard H. Lawhon
Catherine A. Silvey
Jaime L. Whitehead
Melissia H. Wilson

AYNOR

W. Page Ambrose
Eva L. Hucks
Kimberly A. Lawson
Stephanie D. Owens
Rachael E. Richardson
Renee R. Roberts
Jeffrey P. Singleton
Michelle B. Williamson

MYRTLE BEACH

Courtney L. Anderson
Kimberly L. Blevins
Brandy M. Carpenter
Debra D. Chandler
Pamela M. Clifton
Marion E. Freeman, Jr.
Dana M. Gasque
Terrance A. Herriott
Tiffaney L. Johnson
Patricia E. Jones
Caroline P. Juretic
Karen R. Martin
Tammy S. Scarberry
Mary F. Shipley
Jennifer L. Stevens
Carmen L. Thorpe
Nicole R. Tracy
Brandi M. Watts
L. Ray Wells

WEST CONWAY

Paula H. Allen
Mellonie O. Doyle
Marceinia G. Hasty
Amy L. Hyman
Emily J. Lewis
Amanda V. Love
Joseph D. Richardson, II
T. Kim Sauls

MURRELLS INLET

Dana P. Arneman, Jr.
Amanda M. Bair
Sandy A. Fusco
Erin A. Jarrett
Debra B. Johnston
Margaret C. Kamp
Mary Krista King
Joyce W. Poston
Crystal L. Woods

NORTH MYRTLE BEACH

Peggy V. Anderson
James A. Hansen
Sue T. Knitz
Cathy L. Powell
Susan S. Stephens
Tracy J. Vereen

PART-TIME EMPLOYEES

Terri O. Blanton
Susanna L. Buck
Jay A. Caskey
Melissa A. Dubose
Amber N. Fogle
Rebecca Hardee
Terra C. Harmer
Alison E. Holmes
Deana L. Johnson
Heather N. Martin
Kaci D. McClellan
Amber R. Norris
David M. Rider
Susie H. Todd
Mary E. Underwood
Kimberley A. Witt

[This page intentionally left blank]

Front Cover *– Conway Banking Office, photo by Samuel L. Nichols, III*


100 YEARS
CNB
The Conway National Bank
OF COMMUNITY BANKING